April 12, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-7010

Attn:	Mr. Wilson K. Lee – Staff Accountant Division of Corporation Finance

Re:	BRE Properties, Inc. (the “Company”) File No. 001-14306 Form 10-K for the year ended December 31, 2010

Dear Mr. Lee:

Please find below our response to the comment letter dated April 1, 2011. Capitalized terms used herein and not defined have the same meaning as defined in the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Form 10-K for the year ended December 31, 2010

Item 2 – Properties, page 19

1.	We note your disclosure that “same store” properties are defined as properties that have been completed, stabilized, and owned by you for at least two years. In future periodic filings, to the extent a property is removed from the same store portfolio during the reporting period, please include footnote disclosure identifying the property.

The Company confirms that in future filings it will include in its footnote disclosure notification when a property is removed from the same store portfolio during the reporting period. Changes to the same store pool typically only occur when a property is classified as held for sale. On a rare occurrence we may move a property out of the same store pool when it is undergoing a significant renovation.

2.	In future periodic filings, please include quantitative disclosure on the impact tenant expense reimbursements and concessions, such as free rent, have on average “market rents.”

The Company confirms that in future filings it will also disclose the average monthly revenue earned per occupied unit, which captures the effect of concessions. Tenant expense reimbursements are not applicable to the multifamily industry.

Development Properties, page 21

3.	In future periodic filings, please clarify whether leasing costs are included in development costs.

The Company confirms that in future filings it will clarify in our Accounting Policy footnote that leasing costs associated with the lease up of development properties are not included in development costs.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

4.	In future periodic filings, please clarify if rental revenues include lease termination fees and, if so, disclose the amount of those fees.

Lease termination fees are included in total rental revenues. The Company believes such information is not currently material to an investor for the three years ended December 31, 2010.

In the years ended December 31 , 2010, 2009, and 2008 the amount of lease termination fees was as follows:

	Year ended December 31,
	2010	2009	2008
Total Revenues	$341,973,000	$326,180,000	$325,898,000
Lease termination fees	$1,600,000	$2,280,000	$2,800,000
% of Total Revenues	0.47%	0.70%	0.86%

In the future should the amount become material the Company will consider disclosing.

Liquidity and Capital Resources, pages 35-39

5.	In future periodic filings, please include additional analysis of your capitalized expenditures by breaking down total capital expenditures between new development, redevelopment/renovations and other cap-ex by year. In addition, please provide a narrative discussion for fluctuations from year to year and expectations for the future.

The Company confirms that in future filings it will include additional analysis of its capitalized expenditures as currently detailed in the Consolidated Statement of Cash Flows between new development, rehabilitation expenditures and capital expenditure by year. Additionally we will provide a narrative discussion for the fluctuations from year to year as well as our expectations for future capital expenditure funding requirements.

Note 2 – Summary of Significant Accounting Policies

Investments in Rental Properties, pages 59-60

6.	We note that you capitalize direct and indirect costs such as interest and property taxes incurred to ready the assets for their intended use. Please clarify what other types of direct and indirect costs are capitalized beyond interest and property taxes. In regards to indirect costs, if you capitalize soft costs such as payroll and other G&A costs, please tell us the methodology utilized to determine the amounts to be allocated to each specific asset. In addition please tell us the amount of payroll that was either capitalized or deferred in the past three years.

In addition to interest and property taxes, other direct cost include; municipal fees, permits, architecture and engineering costs, and other professional fees incurred as a result of the specific development projects. Indirect costs include payroll, benefits, office rent, and other associated costs for those individuals directly responsible for development and construction activities. Payroll and other associated costs are allocated to development projects based on development and construction personnel time allocations.

The amount of development payroll capitalized is as follows:

	Year ended December 31,
	2010	2009	2008
Capitalized payroll	$5,400,000	$5,900,000	$9,600,000

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 415-445-6530.

Sincerely, BRE Properties, Inc.

/s/ John A. Schissel
John A. Schissel Executive Vice President and Chief Financial Officer

cc:	Todd J. Silva, Ernst & Young LLP Laura L. Gabriel, Latham & Watkins LLP